Exhibit 99.1

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Pet Foodstuff Co., Ltd.
2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province
People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on October 27, 2023

To the Shareholders of TDH Holdings, Inc.:

Notice is hereby given that the Annual Meeting of the Shareholders of TDH Holdings, Inc. (the “Company”) will be held on October 27, 2023 at 9AM local China time (9PM Eastern Standard Time on October 26, 2023), at Room 1104, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China. The meeting is called for the following purposes:

1.	To elect Owens Meng to serve as a Class C director until the 2026 Annual Meeting of Shareholders or until a successor is duly appointed.

2.	To ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the year ending December 31, 2023.

3.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on September 19, 2023 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about September 26, 2023. All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly at the place designated for the Annual Meeting prior to the meeting. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope is included with the proxy materials to be delivered to you (please note that no postage is required if the mailing is made in the United States). This Proxy Statement, a form of proxy card and our most recent Annual Report are available s available on our website, located at www.tiandihui.com, under the Investor Relations section.

By Order of the Board of Directors,

/s/ Dandan Liu
Dandan Liu, CEO and Chair

Dated: September 26, 2023

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Pet Foodstuff Co., Ltd.
2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of TDH Holdings, Inc. (the “Company,” “TDH” “we,” “us,” or “our”) for the 2023 Annual Meeting of Shareholders to be held at Room 1104, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China on October 27, 2023, at 9AM local China time (9PM Eastern Standard Time on October 26, 2023) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, facsimile: (646) 536-3179, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

ABOUT THE 2023 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect one (1) Class C director named in the attached Proxy Statement to serve a term ending at the third succeeding annual meeting of stockholders in 2026 or until a respective successor is duly elected and qualified;

(2)	To ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; and

(3)	To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

Who is entitled to vote?

You may vote if you owned common shares of the Company as of the close of business on September 19, 2023. Each common share is entitled to one vote. As of September 19, 2023 we had 10,323,268 common shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By fax, by faxing your signed proxy card to 646-536-3179.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please note that telephone and Internet voting will close at 11:59 p.m. EST on October 25, 2023, 2023/11:59 a.m. Beijing time on October 26, 2023.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of YCM CPA INC. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors is not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the company’s common shares as of September 19, 2023.

May shareholders ask questions at the meeting?

Yes. Representatives of the company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, at least one-third (1/3) of our outstanding common shares as of September 19, 2023 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of common shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the company’s proposals?

Proposal 1. Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director. Votes withheld will have the same effect as a negative vote. However, broker or nominee non-votes, and shares represented by proxies reflecting broker or nominee non-votes will not have the effect of a votes against this proposal as they are not considered to be present and entitled to vote on this matter.

Proposal 2. The ratification of the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 requires the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL 1
ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

The Board has nominated Owens Meng, Class C Director, to serve until the 2026 annual meeting of shareholders or until a successor is duly appointed. Mr. Meng is currently serving as a Class C Director.

It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the person named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following sets forth the name, age and director nominee, his respective principal occupation and brief employment history of the past five years, including the names of other publicly-held companies of which he serves or has served as a director during the past five years:

Owens Meng is an independent director. Since September 2013, Owens Meng has been the managing director of Beijing Songlin Xinya Financial Consultants, Ltd. From November 2007 to September 2013, he served as chief representative of Sherb Consulting LLC Beijing Representative Office, and managing director of Sherb & Co, LLP, a mid-sized accounting firm which has audited more than 25 China-based, US publicly traded companies. From July 2003 to October 2007, Mr. Meng worked as an audit manager for Grant Thornton Beijing. Mr. Meng received his CPA permit from the state of Delaware, and is a member of China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor of the Institute of Internal Auditors. Mr. Meng holds a Bachelor’s degree in accounting and economics from Beijing Technology and Business University. Mr. Meng has served as an independent director of China Customer Relations Centers, Inc. (Nasdaq: CCRC) since September 2014. Mr. Meng was nominated as a director because of his experience in auditing, US GAAP and compliance issues.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest adverse to the Company or any of its subsidiaries.

Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the common shares entitled to vote thereon which were present at the Annual Meeting and are voted. THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF THE ABOVE NOMINEE.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS
YCM CPA INC.
(Item 2 on the Proxy Card)

What am I voting on?

A proposal to ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The Audit Committee of the Board of Directors has appointed YCM CPA Inc. to serve as the Company’s fiscal 2023 independent registered public accounting firm.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

Yes, on January 2, 2022, the Company dismissed MaloneBailey, LLP as its independent registered public accounting firm and retained YCM CPA Inc. as its independent registered public accounting firm for the fiscal year ended December 31, 2021. The report of MaloneBailey, LLP on the financial statements of the Company for the fiscal years ended December 31, 2020 and 2019, and the related statements of operations and comprehensive loss, changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that the audit reports on the financial statements of the Company for the years ended December 31, 2020 and December 31, 2019 contained an uncertainty about the Company’s ability to continue as a going concern.

During the Company’s fiscal years ended December 31, 2019 and 2020 and through January 2, 2022, the date of dismissal, (a) there were no disagreements with MaloneBailey, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, LLP would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 16F(a)(1)(v)(A)-(D) of Form 20-F.

What services does YCM CPA Inc. provide?

Audit services provided by YCM CPA Inc. for fiscal 2022 included the examination of the consolidated financial statements of the Company and services related to periodic filings made with the U.S. Securities and Exchange Commission.

Will a representative of YCM CPA Inc. be present at the meeting?

We expect that one or more representatives of YCM CPA Inc. will be present at the meeting or by telephone. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of YCM CPA Inc. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required to ratify the appointment of YCM CPA Inc. as the Company’s independent registered public accounting firm. THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE SELECTION OF YCM CPA INC. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

THE BOARD AND CORPORATE GOVERNANCE

During the year ended December 31, 2022, the Board met, in person or via teleconference, 7 times. All the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Diversity of the Board of Directors

The table below provides certain information regarding the composition of our Board. Each of the categories listed in the below table has the meaning as it is used in Nasdaq Rule 5605(f) and related instructions.

Board Diversity Matrix (As of September 25, 2023)

Country of Principal Executive Offices	China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	2	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	5

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. The Board membership is divided into three classes, Class A, B and C, respectively, as nearly equal in number as the total number of directors permits. Our Class C director shall face re-election at this annual general meeting of shareholders and every three years thereafter. Our Class A directors were reelected at our annual general meeting of shareholders in 2021 and every three years thereafter. Class B directors were reelected at our annual general meeting of shareholders in 2022 and every three years thereafter. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2). Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated. Our Board plays a significant role in our risk oversight and makes all relevant Company decisions.

Ms. Liu currently holds both the positions of Chief Executive Officer and Chair of the Board. These two positions have not been consolidated into one position; Ms. Liu simply holds both positions at this time. As a smaller public company, we believe it is in the Company’s best interest to allow the Company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as she plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qiu Li, Caifen Zou, and Owens Meng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Director Compensation

Directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 compensation to each of our directors during each of the years ended December 31, 2022 and 2021.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee. The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our Company and audits of the financial statements of our Company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Our Audit Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Owens Meng serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our board has determined that Owens Meng qualifies as an “Audit Committee financial expert.”

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee consists of Caifen Zou, Qiu Li, and Owens Meng, with Qiu Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Our Nominating Committee consists of consists of Caifen Zou, Qiu Li, and Owens Meng, with Caifen Zou serving as chair of the Nominating Committee. Our board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

The Nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Committee a candidate for election to the Board should send their letters to TDH Holdings, Inc., Attention: Secretary, c/o Qingdao Pet Tiandihui Foodstuff Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. The Company’s Charter documents do not set forth shareholder nomination procedures.

MANAGEMENT

Business History of Directors and Executive Officers

For information as to the business history of Owens Meng, see the Section “Proposal One Election of Directors” set forth in this proxy statement.

Dandan Liu was appointed as the Company’s Chief Executive Officer effective as of August 2, 2019 and Chair on September 15, 2021. Dandan Liu has served as a Class A director of the Company since February 2019. Ms. Liu founded Beijing Houxin Investments Co., Ltd. in June 2012 and served as its Chief Executive Officer and Chairman from June 2012 to July 2020. Ms. Liu’s valuable entrepreneurial, management, and investment experience together with her in-depth knowledge of the Company provide her with the qualifications and skills to serve as a director of our Company.

Feng Zhang was appointed as the Company’s Chief Financial Officer on February 19, 2020. From August 2018 to September 2019, Feng Zhang worked as Senior Accounting Manager for Beijing Longguang Energy Technology Co., Ltd. From July 2017 to July 2018, Mr. Zhang worked as Accounting Manager for Hebei Yinlong Renewable Energy Co., Ltd. From March 2015 to June 2017, Mr. Zhang worked as Audit Manager for Beijing Xinghua Certified Public Accountants Firm (Partnership). From June 2006 to February 2015, Mr. Zhang worked as Accounting Manager for Boda Instrument Group Co., Ltd. Mr. Zhang is a Certified Public Accountant and received his bachelor degree in Assets Appraisal from Hebei Agricultural University.

Qiu Li is an independent director of the company. Ms. Li has been Senior Consultant of Hangzhou Guohan Financial Holding Co., Ltd. since November 2015. Between March 2010 and October 2015, Ms. Li was director of audit of Hengfeng Bank Hangzhou Branch. Between November 1987 and March 2010, Ms. Li held several managerial positions at Hengfeng Bank headquarter. Ms. Li is a China Certified Public Accountants (CPA). Ms. Li holds a Bachelor’s degree in Management from Shandong Cadres Correspondence University. The Board of Directors determined that Ms. Li should serve as our director based on her experience in business and accounting matters.

Caifen Zou has served as Senior Advisor of Shandong Renhe Guarantee Company since August 2019. From December 1993 to July 2019, Ms. Zou has served in a number of senior executive roles within CITIC Bank Weihai Branch, including senior manager of Personal Credit Department, general manager of Retail Banking Department, and deputy section chief of Accounting Department, etc. Ms. Zou received her Associate’s degree in Administration Management from Shandong Normal University, and held Intermediate Accountant Qualification Certificate and Intermediate Economist Qualification Certificate in China. The Board of Directors determined that Ms. Zou should serve as our director based on her experience and expertise in accounting, management and internal controls.

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2022 and 2021 to our principal executive officers. No executive officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)		Bonus ($)	Total Paid ($)
Dandan Liu	2022	95,000	(1)	35,000	130,000
	2021	70,000	(1)	—	70,000

Feng Zhang	2022	58,000	(1)	—	58,000
	2021	55,000	(1)	—	55,000

(1)	Includes $10,000 received as compensation for serving as a director.

Limitation of Director and Officer Liability

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Our memorandum and articles of association provide that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

We may indemnify any of our directors or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. We may only indemnify a director if he or she acted honestly and in good faith with the view to our best interests and, in the case of criminal proceedings, the director had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Retirement Benefits

As of December 31, 2022, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Employment agreement with Dandan Liu, CEO and Chair

On August 1, 2022, TDH Holdings, Inc. renewed employment agreement with Dandan Liu to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of August 1, 2022 and terminating on July 31, 2025), which term may be automatically renewed for another 3 years unless either party to the agreement terminates the agreement at least 60 days prior to the expiration of the term. Under the terms of this agreement, Ms. Liu’s annual salary is USD 120,000 payable in 12 equal monthly installments until July 31, 2025. Ms. Liu may be eligible to receive an annual bonus in the amount of 10% of the growth in book value as of the last fiscal year end, subject to review of corporate performance goals set forth by the Compensation Committee. The Compensation Committee will have the sole discretion whether Ms. Liu is entitled to the bonus and the amount of the payment, if any. The employment agreement may be terminated by either party upon 60 days advance notice to the other party. The Company will reimburse Ms. Liu for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of her duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Employment agreement with Feng Zhang, CFO

On January 4, 2021, TDH Holdings, Inc. entered into an employment agreement with Feng Zhang to serve in the role of Chief Financial Officer for the initial period of three years, (commencing as of January 4, 2021 and terminating on January 3, 2024). Under the terms of this agreement, Mr. Zhang’s annual salary is USD 48,000 payable in 12 equal monthly installments. The employment agreement may be terminated by either party upon 15-day advance notice to the other party. The Company will reimburse Mr. Zhang for all reasonable out of pocket expenses in connection with travel, entertainment and other expenses incurred in the performance of his duties. The agreement also contains certain confidentiality, non-disclosure and other provisions that are customary to the agreements of this nature.

Related Party Transactions

Please refer to the company’s Annual Report on Form 20-F for a full discussion of related party transactions. A copy of the Annual Report on Form 20-F has been included in this proxy mailing.

Future Related Party Transactions

Our Nominating Committee (which consists solely of independent directors) has approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

BENEFICIAL OWNERSHIP OF THE COMPANY’S SECURITIES

The following table sets forth, as of September 19, 2023, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 10,323,268 shares issued and outstanding as of the record date. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Pet Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage
Dandan Liu	1,354,697	13.1%
Feng Zhang	—	—
Caifen Zou(1)	—	—
Qiu Li(1)	—	—
Owens Meng(1)	—	—

Directors & executive officers as a group (5 persons)	1,354,697	13.1%

Easthill Capital Management LLC	727,000	7.0%
Xiumei Lan	620,000	6.0%
Liping Gao	640,000	6.2%
Yanli Xu	698,947	6.8%
5% or Greater Shareholders as a group (2 persons)	2,685,947	26.0%

(1)	Independent director.

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed YCM CPA Inc., an independent registered public accounting firm, as the Company’s independent auditors for the 2022 fiscal year. The Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit. In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Caifen Zou, Qiu Li, Owens Meng

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table represents the approximate aggregate fees for services rendered by YCM CPA Inc. for the periods indicated:

	December 31, 2022	December 31, 2021
Audit Fees	$160,000	$120,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$120,000	$—

The following table represents the approximate aggregate fees for services rendered by MaloneBailey, LLP for the periods indicated:

	December 31, 2022	December 31, 2021
Audit Fees	$—	$149,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$—	$149,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

OTHER MATTERS
GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, TDH Holdings, Inc., c/o Qingdao Tiandihui Pet Foodstuffs Co. Ltd., 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

September 26, 2023	By Order of the Board of Directors

/s/ Dandan Liu
	Name:	Dandan Liu
	Title:	Chief Executive Officer and Chair

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. (EST) on October 25, 2023.

CONTROL #

VOTE BY MAIL

Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on October 27, 2023 at 9:00 a.m. Beijing China time (9 p.m. EST on October 26, 2023)

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

All votes must be received by 11:59 p.m. EST on October 25, 2023 / 11:59 a.m. Beijing time on October 26, 2023.

Annual Meeting of Shareholders - TDH Holdings, Inc.

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

The Board of Directors recommends that you vote FOR each director nominee:

01 Owens Meng ☐ FOR ☐ AGAINST ☐ ABSTAIN

The Board of Directors recommends that you vote FOR for the following item:

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ________ **Signature** ________ **Signature, if held jointly** ________

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

TDH HOLDINGS, INC.

Proxy for the Annual Meeting of Shareholders
TO BE HELD ON OCTOBER 27, 2023
9:00 a.m. Beijing Time
(9:00 p.m. Eastern Time, October 26, 2023)

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

TDH HOLDINGS, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, having received notice of the meeting and management's Proxy Statement therefore, and revoking all prior proxies, hereby appoints Dandan Liu, as proxy to represent and vote and act upon the following matters in respect of all shares of Common Shares of TDH HOLDINGS, Inc. (the "Company"), which the undersigned held of record on September 19, 2023 and will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on October 27, 2023 at 9AM local China time (9 PM Eastern Standard Time on October 26, 2023) at Room 1104, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, China, and at any adjournment or postponement thereof. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed herein. If no direction is made, the proxy shall be voted "FOR" the election of the nominee to the board of directors, and "FOR" the ratification of YCM CPA Inc.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any postponements or adjournments of the meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on October 27, 2023 at 9:00 a.m. local China time. ☐

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by TDH Holdings, Inc., in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email. You will be able to sign up for e-delivery after you have placed your vote online. Once your vote has been cast, there will be a section to enter your email address and provide consent to receive or access proxy materials electronically in future years.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)